UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 26, 2018 10:00 AM (Seoul time)
2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of financial statements for the 35th fiscal year(2018)

2. Amendments to the Articles of Incorporation

3. Ratification of Stock Option Grant

4. Stock Option Grant

5. Approval of the appointment of an independent non-executive director (Kim, Seok-Dong)

6. Approval of the appointment of a member of the Audit Committee (Kim, Seok-Dong)

7. Approval of ceiling amount of the remuneration for directors

4. Date of the resolution by the Board of Directors	February 22, 2019
- Attendance of external directors	Present	5
	Absent	0

5. Other Noteworthy Matters	-

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 35th Fiscal Year(2018)

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,36,37	~~W~~	1,506,699	1,457,735
Short-term financial instruments	3,6,36,37,39		1,045,676	616,780
Short-term investment securities	3,11,36,37		195,080	144,386
Accounts receivable – trade, net	3,7,36,37,38		2,008,640	2,126,007
Short-term loans, net	3,7,36,37,38		59,094	62,830
Accounts receivable – other, net	3,7,36,37,38,39		937,837	1,260,835
Prepaid expenses	3,8		1,769,559	197,046
Contract assets	3,9		90,072	—
Inventories, net	10		288,053	272,403
Derivative financial assets	3,22,36,37		13	—
Advance payments and other	3,7,36,37,38		58,116	63,777

			7,958,839	6,201,799

Non-Current Assets:
Long-term financial instruments	3,6,36,37		1,221	1,222
Long-term investment securities	3,11,36,37		664,726	887,007
Investments in associates and joint ventures	13		12,811,771	9,538,438
Property and equipment, net	14,38,39		10,718,354	10,144,882
Goodwill	15		2,938,563	1,915,017
Intangible assets, net	16		5,513,510	3,586,965
Long-term contract assets	3,9		43,821	—
Long-term loans, net	3,7,36,37,38		29,034	50,874
Long-term accounts receivable - other	3,7,36,37,38		274,053	287,048
Long-term prepaid expenses	3,8		895,272	90,834
Guarantee deposits	3,7,36,37,38		313,140	292,590
Long-term derivative financial assets	3,22,36,37		55,444	253,213
Deferred tax assets	3,33		92,465	88,132
Defined benefit assets	21		31,926	45,952
Other non-current assets	7,36,37		26,972	44,696

			34,410,272	27,226,870

Total Assets		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,36,37	~~W~~	80,000	130,000
Current installments of long-term debt, net	17,36,37		984,272	1,530,948
Current installments of long-term payables - other	18,36,37		424,243	302,703
Accounts payable - trade	36,37,38		381,302	351,711
Accounts payable - other	36,37,38		1,913,813	1,867,074
Receipts in advance	3		—	161,266
Contract liabilities	3,9		140,711	—
Withholdings	3,36,37,38		1,353,663	961,501
Accrued expenses	36,37,38		1,299,217	1,327,906
Income tax payable	33		182,343	219,791
Unearned revenue	3		—	175,732
Derivative financial liabilities	22,36,37		—	28,406
Provisions	3,19		87,993	52,057
Other current liabilities			—	28

			6,847,557	7,109,123

Non-Current Liabilities:
Debentures, excluding current installments, net	17,36,37		6,572,211	5,596,570
Long-term borrowings, excluding current installments, net	17,36,37		2,015,365	211,486
Long-term payables - other	18,36,37		1,968,784	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,9		43,102	—
Defined benefit liabilities	21		141,529	61,960
Long-term derivative financial liabilities	22,36,37		4,184	11,064
Long-term provisions	19		99,215	32,669
Deferred tax liabilities	3,33		2,269,792	978,693
Other non-current liabilities	3,36,37		58,122	44,094

			13,172,304	8,290,351

Total Liabilities			20,019,861	15,399,474

Shareholders’ Equity
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,25,26		655,084	196,281
Retained earnings	3,27		22,144,541	17,835,946
Reserves	3,28		(373,442)	(234,727)

Equity attributable to owners of the Parent Company			22,470,822	17,842,139
Non-controlling interests			(121,572)	187,056

Total Shareholders’ Equity			22,349,250	18,029,195

Total Liabilities and Shareholders’ Equity		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won except for per share data)	Note	2018		2017
Operating revenue:	3,5,38
Revenue		~~W~~	16,873,960	17,520,013

Operating expenses:	3,38
Labor			2,288,655	1,966,156
Commissions			5,002,598	5,486,263
Depreciation and amortization	5		3,126,118	3,097,466
Network interconnection			808,403	875,045
Leased line			309,773	342,240
Advertising			468,509	522,753
Rent			529,453	520,244
Cost of products that have been resold			1,796,146	1,886,524
Others	30		1,342,545	1,286,696

			15,672,200	15,983,387

Operating profit	5		1,201,760	1,536,626

Finance income	5,32		256,435	366,561
Finance costs	5,32		(385,232)	(433,616)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5, 13		3,270,912	2,245,732
Other non-operating income	5, 31		71,253	31,818
Other non-operating expenses	5, 31		(439,162)	(343,872)

Profit before income tax	5		3,975,966	3,403,249
Income tax expense	33		843,978	745,654

Profit for the year			3,131,988	2,657,595

Attributable to :
Owners of the Parent Company		~~W~~	3,127,887	2,599,829
Non-controlling interests			4,101	57,766
Earnings per share
Basic and diluted earnings per share (in won)		~~W~~	44,066	36,582

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017

Profit for the year		~~W~~	3,131,988	2,657,595
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(41,490)	5,921
Valuation loss on financial assets at fair value through other comprehensive income	28,32		(130,035)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,32		—	158,440
Net change in other comprehensive income of investments in associates and joint ventures	13,28,32		(14,577)	(141,008)
Net change in unrealized fair value of derivatives	22,28,32		32,227	22,586
Foreign currency translation differences for foreign operations	28		12,291	(46,952)

Other comprehensive loss for the year, net of taxes			(141,584)	(1,013)

Total comprehensive income		~~W~~	2,990,404	2,656,582

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	3,000,503	2,597,160
Non-controlling interests			(10,099)	59,422

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)		Controlling Interest						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Total
Balance, January 1, 2017		~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year			—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)	13,21,22,28,32		—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

			—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(16,840)	—	(16,840)	—	(16,840)
Share option	26		—	414	—	—	414	—	414
Changes in ownership in subsidiaries			—	(3,912)	9	—	(3,903)	(17,116)	(21,019)

			—	(3,498)	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115	3		—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109	3		—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		~~W~~	44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year			—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive income (loss)	13,21,22,28,32		—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

			—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Share option	26		—	593	—	—	593	196	789
Interest on hybrid bonds				—	(15,803)		(15,803)	—	(15,803)
Repayments of hybrid bonds	25		—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds	25		—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange	12		—	129,595	—	—	129,595		129,595
Changes in ownership in subsidiaries			—	329,856	—	—	329,856	(298,725)	31,131

			—	458,803	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	3,131,988	2,657,595
Adjustments for income and expenses	40		1,568,919	2,096,764
Changes in assets and liabilities related to operating activities	40		25,949	(261,468)

Sub-total			4,726,856	4,492,891
Interest received			59,065	66,713
Dividends received			195,671	106,674
Interest paid			(255,189)	(234,127)
Income tax paid			(393,823)	(576,331)

Net cash provided by operating activities			4,332,580	3,855,820

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			117,610	216,700
Decrease in long-term financial instruments			5	27
Proceeds from disposals of long-term investment securities			371,816	129,726
Proceeds from disposals of investments in associates and joint ventures			74,880	5,925
Proceeds from disposals of property and equipment			58,256	29,368
Proceeds from disposals of intangible assets			5,851	8,848
Collection of long-term loans			10,075	6,205
Decrease in deposits			7,490	24,550
Proceeds from disposals of other non-current assets			1,186	1,185
Proceeds from disposals of subsidiaries			—	30,132
Net cash inflow from business combinations			38,925	4,112

Sub-total			686,094	456,778
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(373,450)	(156,012)
Increase in short-term investment securities, net			(49,791)	(28,975)
Increase in short-term loans			(112,319)	(205,878)
Increase in long-term loans			(6,057)	(5,869)
Increase in long-term financial instruments			(2)	(2,034)
Acquisitions of long-term investment securities			(19,114)	(19,328)
Acquisitions of investments in associates and joint ventures			(206,340)	(130,388)
Acquisitions of property and equipment			(2,792,390)	(2,715,859)
Acquisitions of intangible assets			(503,229)	(145,740)
Increase in deposits			(8,591)	(26,377)
Increase in other non-current assets			(5,927)	(47)
Net cash outflow from business combinations			(654,685)	(26,566)
Cash outflow from disposal and liquidation of subsidiaries			(1,924)	(1,600)

Sub-total			(4,733,819)	(3,527,385)

Net cash used in investing activities		~~W~~	(4,047,725)	(3,070,607)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	127,386
Proceeds from issuance of debentures			1,809,641	973,291
Proceeds from long-term borrowings			1,920,114	120,000
Proceeds from issuance of hybrid bonds			398,759	—
Cash inflows from settlement of derivatives			23,247	188
Transactions with non-controlling shareholders			499,926	40,938

Sub-total			4,651,687	1,261,803
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(87,701)	—
Repayments of long-term accounts payable-other			(305,644)	(305,476)
Repayments of debentures			(1,487,970)	(842,733)
Repayments of long-term borrowings			(1,780,708)	(32,701)
Repayments of hybrid bonds			(400,000)	—
Cash outflows from settlement of derivatives			(29,278)	(105,269)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Transactions with non-controlling shareholders			(76,805)	(79,311)

Sub-total			(4,890,000)	(2,088,421)

Net cash used in financing activities			(238,313)	(826,618)

				—
Net increase (decrease) in cash and cash equivalents			46,542	(41,405)
Cash and cash equivalents at beginning of the year			1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents			2,422	(6,102)

Cash and cash equivalents at end of the year		~~W~~	1,506,699	1,457,735

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2) List of subsidiaries

The list of subsidiaries as of December 31, 2018 and 2017 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication service	98.7	98.1
	Eleven Street Co., Ltd.(*2,4)	Korea	E-commerce	81.8	—
	IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices	52.6	45.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.(*4)	Singapore	Used device distribution business	—	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.(*4)	Korea	System software development and supply	—	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Telecom Japan Inc.(*4)	Japan	Information gathering and consulting	100.0	—
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	65.6	4.6
	Quantum Innovation Fund I(*4)	Korea	Investment (holdings company)	59.9	—
	Life & Security Holdings Co., Ltd.(*4)	Korea	Investment(holdings company)	55.0	—
	SK Infosec Co., Ltd.(*4)	Korea	Information security service	100.0	—

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and December 31, 2017 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.(*4)	Singapore	Digital contents sourcing service	—	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.(*4)	Thailand	Electronic commerce	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Hello Nature Ltd.(*4)	Korea	Retail of agro-fisheries and livestock	49.9	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc. (formerly,S.M. LIFE DESIGN COMPANY JAPAN INC.)	Japan	Sale of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.(*4)	Japan	Digital contents service	—	100.0
	groovers Inc.(*4)	Korea	Sale of contents and Mastering Quality Sound album	100.0	44.2
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.(*4)	Korea	Security and maintenance services	—	100.0
	SK TELINK VIETNAM Co., Ltd.(*4)	Vietnam	Communications device retail business	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*4)	Korea	Unmanned security	100.0	—
	CAPSTEC Co., Ltd.(*4)	Korea	Manned security	100.0	—
	ADT SECURITY Co., Ltd.(*4)	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	—
Subsidiary Owned by id Quantique SA	Id Quantique LLC(*4)	Korea	Quantum information and communications service	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

1.	Reporting Entity, Continued

(2) List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and 2017 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. on August 31, 2018. 80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 1.5% are held by SK Planet Co., Ltd. H&Q Korea Partners, LLC, a non-Group company, acquired 1,863,093 shares of redeemable convertible preferred stocks for ~~W~~500,000 million and owns 18.2% of the shares issued by Eleven Street Co., Ltd. The Parent Company will make necessary measures to guarantee at least 1% of dividend per annum of the preferred stock’s issue price to the investor by the date on which Eleven Street Co., Ltd. is listed or the date the qualifying listing period is completed, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~23,191 million are recognized as financial liabilities as of December 31, 2018.

(*3)

The Parent Company participated in a third party allotment offering to itself and to SM Entertainment Co., Ltd., and acquired 7,420,091 shares out of 7,990,867 new shares that were issued by the subsidiary.

(*4)	Details of changes in the consolidation scope for the year ended December 31, 2018 are presented and explained separately in Note 1-(4).

(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd. (*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		96,524	46,949	49,575	208,936	(548)
SK Communications Co., Ltd.		79,646	28,078	51,568	41,604	(13,430)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICEACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,360	49,308	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,046	317,584	673,103	(435,651)
IRIVER LIMITED(*3)		204,664	44,805	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,595,251	2,261,456	333,795	197,487	6,038
SK Infosec Co., Ltd. (*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

1.	Reporting Entity, Continued

(3) Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows, Continued:

(*1) The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.

(*2) The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.

(*3) The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED.

(*4) The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5) SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)

The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

1.	Reporting Entity, Continued

(4) Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
Eleven street Co., Ltd.	Spun-off from SK Planet Co., Ltd.
id Quantique SA	Acquired by the Parent Company
SK Telecom Japan Inc.	Established by the Parent Company
groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED
SK TELINK VIETNAM Co., Ltd.	Established by SK Telink Co., Ltd.
Quantum Innovation private equity I	Acquired by the Parent Company
Life & Security Holdings Co., Ltd.	Acquired by the Parent Company
ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.
SK Infosec Co., Ltd.	Acquired by the Parent Company
Id Quantique LLC	Established by id Quantique SA

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.
Hello Nature Ltd.	Loss of control due to third parties’ investments
SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.
S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.
SK Planet Global PTE. Ltd.	Liquidated
NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.
SKT Vietnam PTE. Ltd.	Liquidated

1.	Reporting Entity, Continued

(5) The financial information of significant non-controlling interests of the Group as of and for the year ended December 31, 2018 and 2017 are as follows.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19	45.00

	As of December 31, 2018
Current assets	~~W~~	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387
Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non-controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

1.	Reporting Entity, Continued

(5) The financial information of significant non-controlling interests of the Group as of and for the year ended December 31, 2018 and 2017 are as follows, Continued.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2018 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

(1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

2.	Basis of Preparation, Continued

(2) Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of costs to obtain a contract, property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

2.	Basis of Preparation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 37.

3.	Changes in accounting policies

The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1) K-IFRS No. 1115, Revenue from Contracts with Customers

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 1109, Financial Instruments, from January 1, 2018. A number of other amended standards are effective from January 1, 2018, but they do not have a material effect on the Group’s consolidated financial statements.

1) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially applied K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied K-IFRS No. 1115 only to contracts that are not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

3.	Changes in accounting policies, Continued

(1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

i) Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case that the Group provides a wireless telecommunications service and sells a handset together to one customer, the Group allocates considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

The Group also determined that the installation services provided with the fixed-line telecommunication services are not distinguishable performance obligations from the related fixed-line telecommunication services such as high speed broadband Internet or Internet Protocol TV (IPTV) services. Therefore, the Group included the installation fee in the fixed-line telecommunication service revenue. The installation fee is recognized as revenue over the contract term in which the Group has to provide fixed-line telecommunication services. The Group recognized ~~W~~ 23,063 million as contract liability on the consolidated statement of financial position as of January 1, 2018 due to such change in the accounting policies.

3.	Changes in accounting policies, Continued

(1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

ii) Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. However, in some circumstances, the Group uses ‘expected cost plus a margin’ approach.

In the case of providing both wireless telecommunication services and mobile devices for sale, the Group allocates the transaction price based on relative stand-alone selling prices. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~112,690 million and ~~W~~30,363 million of considerations allocated to handset sale revenue as contract assets and long-term contract assets, respectively, at January 1, 2018.

iii) Incremental costs to acquire a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Group to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~1,695,704 and ~~W~~693,393 million of prepaid expenses and long-term prepaid expenses respectively as at January 1, 2018.

iv) Contract liability

Under K-IFRS No. 1115, the Group reclassified the receipts in advance and unearned revenue amounting to ~~W~~109,555 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

v) Impact of adopting K-IFRS No. 1115 on the consolidated financial statements

If the previous standards were applied to the Group’s consolidated statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would be decreased by ~~W~~1,577,992 million and ~~W~~799,607 million, respectively, and contract assets and long-term contract assets would be decreased by ~~W~~90,072 million and ~~W~~43,821 million. As a result, total assets would be decreased by ~~W~~,2,503,025 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would be decreased by ~~W~~140,711 million, ~~W~~43,102 million and ~~W~~664,240 million, respectively, while other liabilities such as receipts in advance and unearned revenue would be increased by ~~W~~156,880 million. As a result, total liabilities would be decreased by ~~W~~691,173 million. In relation to these changes in assets and liabilities, retained earnings and capital surplus and others would be decreased by ~~W~~1,811,780 million, ~~W~~4,596 million respectively. Non-controlling interests would be increased by ~~W~~4,524 million.

3.	Changes in accounting policies, Continued

(1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

v) Impact of adopting K-IFRS No. 1115 on the consolidated financial statements, Continued

If the previous standards were applied to the Group’s consolidated statement of income for year ended December 31, 2018, revenues, advertising expenses and commission expenses would be increased by ~~W~~85,801 million, ~~W~~51,204 million and ~~W~~12,714 million respectively, for which the total operating expenses would be increased by ~~W~~66,137 million resulting in operating profit and profit before income tax to be increased by ~~W~~19,664 million. As a result, profit for the year would be increased by ~~W~~88,187 million with increase in income tax expense of ~~W~~68,533 million.

The adoption of K-IFRS No. 1115 did not have material impact on the Group’s consolidated statement of cash flows for the year ended December 31, 2018.

2) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable – trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(68,804)	60,026

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held-to-maturity, available-for-sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018:

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109		Original carrying amount under K-IFRS No. 1039	New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable - trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable - other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable - trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities(*1)	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			~~W~~	7,461,181	7,449,184	(11,997)

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1 2018, Continued:

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of K-IFRS No. 1109 are never separated, the available-for-sale financial assets related to the redeemable convertible preferred shares of ~~W~~15,342 million and the related derivative financial assets of ~~W~~222,257 million were reclassified to financial assets measured at FVTPL which were not designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~5,336 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~1,984 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~713,613 million were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ~~W~~713,399 million and ~~W~~214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ~~W~~ (-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ~~W~~5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Group designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable – other of ~~W~~1,074,063 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Group reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1109, Financial Instruments, Continued

ii) Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Group recognizes the impairment loss on debt instruments at an amount equal to the lifetime expected credit losses.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

iii) Hedge accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

3.	Changes in accounting policies, Continued

3)	The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Group’s statement of financial position as of January 1, 2018.

(In millions of won)
		December 31, 2017	Adjustments		January 1, 2018
		As reported	K-IFRS 1115	K-IFRS 1109	Restated
Current Assets	~~W~~	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable - trade, net		2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable - other, net		1,260,835	—	(99)	1,260,736
Prepaid expenses		197,046	1,695,704	—	1,892,750
Contract assets		—	112,690	—	112,690
Others		2,617,911	—	—	2,617,911
Non-Current Assets		27,226,870	718,898	1,052	27,946,820
Long-term investment securities		887,007	—	223,309	1,110,316
Long-term prepaid expenses		90,834	693,393	—	784,227
Long-term contract assets		—	30,363	—	30,363
Deferred tax assets		88,132	(4,858)	—	83,274
Others		26,160,897	—	(222,257)	25,938,640

Total Assets	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities		7,109,123	12,485	—	7,121,608
Provisions		52,057	(215)	—	51,842
Contract liabilities		—	114,284	—	114,284
Receipts in advance		161,266	(161,266)	—	—
Unearned revenue		175,732	(175,732)	—	—
Withholdings		961,501	235,414	—	1,196,915
Others		5,758,567	—	—	5,758,567
Non-Current Liabilities		8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities		—	19,100	—	19,100
Long-term unearned revenue		7,052	(7,052)	—	—
Other non-current liabilities		44,094	(919)	—	43,175
Deferred tax liabilities		978,693	599,315	(3,219)	1,574,789
Others		7,260,512	—	—	7,260,512

Total Liabilities	~~W~~	15,399,474	622,929	(3,219)	16,019,184

Share capital		44,639	—	—	44,639
Capital surplus and others		196,281	—	—	196,281
Retained earnings		17,835,946	1,900,049	60,026	19,796,021
Reserves		(234,727)	—	(68,804)	(303,531)
Non-controlling interests		187,056	—	—	187,056

Total Shareholders’ Equity	~~W~~	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

(ii) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(iii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

4.	Significant Accounting Policies, Continued

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5) Financial assets – Policy applicable from January 1, 2018

1) Classification

The Group classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss(“FVTPL”)

•	financial assets measured at fair value through other comprehensive income (“FVOCI”), and

•	financial assets at amortized cost

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

The Group reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2) Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. Transaction costs for a financial asset at FVTPL are recognized are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policy applicable from January 1, 2018, Continued

2) Measurement, Continued

i) Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Group classifies debt investments into one of the following categories:

(1) Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

(2) Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other than impairment losses and reversal of impairment losses, interest income and foreign exchange gains and losses, changes in fair value are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

(3) Financial assets at fair value through profit or loss(“FVTPL”)

Debt investments that are not classified at amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

ii) Equity investments

The Group subsequently measures all of its equity investments in fair value. For the equity investments held for long term or strategic purposes are designated as FVOCI, with changes in their fair value recognized in other comprehensive income, and the amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income on the date that the Group’s right to receive payment is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs.

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policy applicable from January 1, 2018, Continued

3) Impairment

The Group estimates the expected credit losses(ECL) for the financial assets that are measured at amortized cost and fair value through other comprehensive income based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

4) Recognition and derecognition

A regular way purchase or sale of financial assets are recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

If the Group retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. In subsequent periods, the entity recognizes any income on the transferred asset and any expense incurred on the financial liability.

5) Offsetting

Financial assets and financial liabilities are offset and presented in net in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A legally enforceable right to set off does not depend on future events and can be enforced in the case of normal course of business, default, insolvency or bankruptcy.

(6) Financial assets – Policy applicable before January 1, 2018

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

1) Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policy applicable before January 1, 2018, Continued

2) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

3) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policy applicable before January 1, 2018, Continued

5) Impairment of financial assets, Continued

(i)    Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)    Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)    Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

6) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

4. Significant	Accounting Policies, Continued

(6)	Financial assets – Policy applicable before January 1, 2018, Continued

7) Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7) Derivative financial instruments, including hedge accounting

1) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)    Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

(ii)    Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(8) Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

4.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9) Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)    Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

4.	Significant Accounting Policies, Continued

(12)    Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)    Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

4.	Significant Accounting Policies, Continued

(14)    Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)    Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

(ii)    Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)    Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

4.	Significant Accounting Policies, Continued

(15) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

(iii)	Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities as fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash or liabilities assumed) is recognized in profit or loss.

4.	Significant Accounting Policies, Continued

(17) Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

4.	Significant Accounting Policies, Continued

(17) Employee benefits, Continued

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19) Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

4.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

4.	Significant Accounting Policies, Continued

(23) Revenue - Policy applicable from January 1, 2018

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS from January 1, 2018.

1) Identification of performance obligations in the contract

The Group identifies distinct performance obligations of (1) wireless telecommunications services and (2) selling other goods and services. In the case that the Group provides a wireless telecommunications service and sells a handset together to one customer, the handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for some transactions.

3) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed or the likelihood of the customer redeeming the loyalty points becomes remote. The deferred revenue is included in contract liabilities.

(24) Revenue - Policy applicable before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

4.	Significant Accounting Policies, Continued

(24) Revenue - Policy applicable before January 1, 2018, Continued

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

• The Group does not bear inventory risk or have responsibility for the delivery goods;

• All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

• The Group has no latitude in establishing prices regarding goods sold in e-commerce.

(iv)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

4.	Significant Accounting Policies, Continued

(25) Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(26) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

(i)	Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

4.	Significant Accounting Policies, Continued

(26) Income taxes, Continued

(ii)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(27) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(28) Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing the accompanying consolidated financial statements.

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 which will replace the K-IFRS No. 1017, Leases, IFRIC No. 2104, Determining whether an Arrangement contains a Lease, SIC No. 2015, Operating Leases – Incentives, and SIC No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease, is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

4.	Significant Accounting Policies, Continued

(28) Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases, Continued

The Group will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Group can apply a practical expedient to grandfather their previous assessment of which existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases(lease term ends within 12 months at the commencement date of the lease) or leases of low-value items(assets with a value of KRW 6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1) A lessee accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initially applying the standard as an adjustment to equity at the date of initial application.(‘Modified retrospective approach’)

The Group plans to apply K-IFRS No.1106 initially on January 1, 2019 using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1106 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Group is assessing the financial impact of the adoption of K-IFRS No. 1116 on its consolidated financial statements. It is impractical to provide a reasonable estimate of the financial impact until the Group completes this analysis.

The Group plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Group plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

According to the Group’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Group expects lease expenses to decrease and, depreciation expenses of the right-of-use assets and interest expenses to increase.

4.	Significant Accounting Policies, Continued

(28) Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases, Continued

2) A lessor accounting - application and financial impacts

The Group expects that financial impact of the lessor accounting is not significant to the consolidated financial statements due to the lessor accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2018 and 2017

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2018 and 2017

	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,33,34	~~W~~	877,823	880,583
Short-term financial instruments	3,5,33,34		99,000	94,000
Short-term investment securities	3,9,33,34		47,849	47,383
Accounts receivable - trade, net	3,6,33,34,35		1,354,260	1,520,209
Short-term loans, net	3,6,33,34,35		54,336	54,403
Accounts receivable - other, net	3,6,33,34,35,37		518,451	1,003,509
Contract assets	3,8		1,689	—
Prepaid expenses	3,7		1,688,234	121,121
Inventories, net			22,079	29,837
Advanced payments and others	3,6,7,33,34		15,657	17,053

			4,679,378	3,768,098

Non-Current Assets:
Long-term financial instruments	3,5,33,34		382	382
Long-term investment securities	3,9,33,34		410,672	724,603
Investments in subsidiaries, associates and joint ventures	10		10,188,914	9,152,321
Property and equipment, net	11,35		6,943,490	6,923,133
Goodwill	12		1,306,236	1,306,236
Intangible assets, net	13		4,010,864	3,089,545
Long-term loans, net	3,6,33,34,35		7,236	7,512
Long-term accounts receivable - other	3,6,33,34,37		274,053	285,118
Long-term contract assets	3,8		5,842	—
Long-term prepaid expenses	3,7		753,181	25,169
Guarantee deposits	3,6,33,34,35		184,887	173,513
Long-term derivative financial assets	3,18,33,34		50,805	30,608
Deferred tax assets	3,30		—	30,953
Defined benefit assets	17		31,834	40,082
Other non-current assets			249	249

			24,168,645	21,789,424

Total Assets		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2018 and December 31, 2017

(In millions of won)
	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - other	33,34,35	~~W~~	1,622,744	1,664,054
Receipts in advance	3		—	76,126
Contract liabilities	3,8		46,075	—
Withholdings	3,33,34		696,790	517,991
Accrued expenses	33,34		664,286	790,368
Income tax payable	30		162,609	206,060
Unearned revenue	3		—	3,705
Derivative financial liabilities	18,33,34		—	27,791
Provisions	16		49,303	48,508
Current installments of long-term debt, net	14,33,34		512,377	1,131,047
Current installments of long-term payables - other	15,33,34		423,884	301,751

			4,178,068	4,767,401

Non-Current Liabilities:
Debentures, excluding current installments, net	14,33,34		5,222,865	4,334,848
Long-term borrowings, excluding current installments, net	14,33,34		31,764	42,486
Long-term payables - other	15,33,34		1,939,082	1,328,630
Long-term contract liabilities	3,8		8,358	—
Long-term unearned revenue	3		—	7,033
Long-term derivative financial liabilities	18,33,34		1,107	10,719
Long-term provisions	16		12,483	16,178
Deferred tax liabilities	3,30		523,732	—
Other non-current liabilities	33,34		43,077	42,836

			7,782,468	5,782,730

Total Liabilities			11,960,536	10,550,131

Shareholders’ Equity:
Share capital	1,19		44,639	44,639
Capital surplus and others	19,20,21,22		415,324	371,895
Retained earnings	23,24		16,467,789	14,512,556
Reserves	25		(40,265)	78,301

Total Shareholders’ Equity			16,887,487	15,007,391

Total Liabilities and Shareholders’ Equity		~~W~~	28,848,023	25,557,522

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won except for per share data)	Note		2018	2017
Operating revenue:	3,26,35
Revenue		~~W~~	11,705,639	12,468,035

Operating expenses:	35
Labor			684,777	624,900
Commissions	3,7		4,454,763	4,864,463
Depreciation and amortization			2,324,509	2,370,192
Network interconnection			606,452	628,610
Leased line			276,699	290,324
Advertising			169,003	150,361
Rent			445,122	435,170
Cost of products that have been resold			500,119	515,013
Others	27		936,701	891,293

			10,398,145	10,770,326

Operating profit			1,307,494	1,697,709
Finance income	29		279,059	188,025
Finance costs	29		(255,455)	(274,098)
Other non-operating income	28		41,265	18,471
Other non-operating expenses	28		(149,817)	(165,783)
Profit (loss) on investments in subsidiaries, associates and joint ventures, net	10		(1,302)	139,484

Profit before income tax			1,221,244	1,603,808
Income tax expense	30		287,342	272,694

Profit for the year		~~W~~	933,902	1,331,114

Earnings per share:	31
Basic and diluted earnings per share (in won)		~~W~~	13,000	18,613

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017
Profit for the year		~~W~~	933,902	1,331,114
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(16,354)	1,746
Valuation loss on financial assets at fair value through other comprehensive income	25,29		(102,454)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,29		—	119,910
Net change in unrealized fair value of derivatives	18,25		28,260	20,184

Other comprehensive income (loss) for the year, net of taxes			(90,548)	141,840

Total comprehensive income		~~W~~	843,354	1,472,954

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)			Share capital	Capital surplus and others						Retained earnings	Reserves
	Note			Paid-in surplus	Treasury share	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	1,331,114	—	1,331,114
Other comprehensive income (loss)	17,18,25,29		—	—	—	—	—	—	—	1,746	140,094	141,840

			—	—	—	—	—	—	—	1,332,860	140,094	1,472,954

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	414	—	414	—	—	414
Interest on hybrid bonds			—	—	—	—	—	—	—	(16,840)	—	(16,840)

			—	—	—	—	414	—	414	(722,931)	—	(722,517)

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115	3		—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109	3		—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the year			—	—	—	—	—	—	—	933,902	—	933,902
Other comprehensive income (loss)	17,18,25,29		—	—	—	—	—	—	—	(30,371)	(60,177)	(90,548)

			—	—	—	—	—	—	—	903,531	(60,177)	843,354

Transactions with owners:
Annual dividends	32		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends	32		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	22		—	—	—	—	593	—	593	—	—	593
Repayments of hybrid bonds	21		—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds	21		—	—	—	398,759	—	—	398,759	—	—	398,759
Interest on hybrid bonds			—	—	—	—	—	—	—	(15,803)	—	(15,803)
Business combination under common control	10		—	—	281,151	—	—	(237,074)	44,077	—	—	44,077

			—	—	281,151	241	593	(238,556)	43,429	(721,894)	—	(678,465)

Balance, December 31, 2018		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,467,789	(40,265)	16,887,487

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	933,902	1,331,114
Adjustments for income and expenses	38		2,863,632	2,804,239
Changes in assets and liabilities related to operating activities	38		510,379	(293,836)

Sub-total			4,307,913	3,841,517
Interest received			35,456	46,774
Dividends received			177,490	101,256
Interest paid			(183,023)	(183,939)
Income tax paid			(372,808)	(548,138)

Net cash provided by operating activities			3,965,028	3,257,470

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,000
Decrease in short-term financial instruments, net			—	1,000
Collection of short-term loans			110,261	206,932
Proceeds from disposals of long-term investment securities			189,083	15,276
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			78,548	—
Proceeds from disposal of property and equipment			10,848	19,667
Proceeds from disposal of intangible assets			916	3,811

			389,656	296,686
Cash outflows for investing activities:
Increase in short-term investment securities, net			(5,000)	—
Increase in short-term loans			(109,915)	(203,511)
Acquisition of long-term investment securities			(990)	(12,863)
Acquisition of investments in subsidiaries and associates			(1,045,713)	(286,298)
Acquisition of property and equipment			(1,893,284)	(1,870,634)
Acquisition of intangible assets			(444,038)	(75,298)

Sub-total			(3,498,940)	(2,448,604)

Net cash used in investing activities		~~W~~	(3,109,284)	(2,151,918)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of hybrid bonds		~~W~~	398,759	—
Proceeds from issuance of debentures			1,326,346	647,328
Cash inflows from settlement of derivatives			116	188

Sub-total			1,725,221	647,516
Cash outflows for financing activities:
Repayments of long-term borrowings			(12,770)	(13,002)
Repayments of hybrid bonds			(400,000)	—
Repayments of long-term account payables-other			(302,867)	(302,867)
Repayments of debentures			(1,116,550)	(602,733)
Payments of cash dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Cash outflows from settlement of derivatives			(29,213)	(105,269)

Sub-total			(2,583,294)	(1,746,802)

Net cash used in financing activities			(858,073)	(1,099,286)

Net increase in cash and cash equivalents			(2,329)	6,266
Cash and cash equivalents at beginning of the year			880,583	874,350
Effects of exchange rate changes on cash and cash equivalents			(431)	(33)

Cash and cash equivalents at end of the year		~~W~~	877,823	880,583

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

(1) Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

2.	Basis of Preparation, Continued

(2) Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 4 for classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of costs to obtain a contract, property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

2.	Basis of Preparation, Continued

(3) Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Company applied K-IFRS No. 1115 only to contracts that are not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

3.	Changes in accounting policies, Continued

(1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

i) Identification of performance obligations in the contract

A substantial portion of the Company’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case that the Company provides a wireless telecommunications service and sells a handset together to one customer, the Company allocates considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract. As a result of applying K-IFRS No. 1115, the Company has no consideration to be reconciled with respect to the allocation of the transaction price with regards to the identified of performance obligations at the date of initial application.

ii) Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. In the case of providing both wireless telecommunication services and mobile devices for sale, the Company allocates the transaction price based on relative stand-alone selling prices. There is no amount to be reconciled with respect to allocation of the transaction price at the date of initial application.

iii) Incremental costs to acquire a contract

The Company pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Company to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Company recognized ~~W~~1,711,387 million of prepaid expenses and ~~W~~644,749 million of long-term prepaid expenses at January 1, 2018.

iv) Contract liability

Under K-IFRS No. 1115, the Company reclassified the receipts in advance and unearned revenue amounting to ~~W~~44,045 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

3.	Changes in accounting policies, Continued

(1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

v) Impact of adopting K-IFRS No. 1115 on the separate financial statements

If the previous standards were applied to the Company’s separate statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would be decreased by ~~W~~1,574,309 million and ~~W~~724,233 million, respectively, and contract assets and long-term contract assets would be decreased by ~~W~~1,689 million and ~~W~~5,842 million, respectively, while deferred tax assets would be increased by ~~W~~97,640 million. As a result, total assets would be decreased by ~~W~~2,208,433 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would be decreased by ~~W~~46,075million, ~~W~~8,358 million and ~~W~~523,732 million, respectively, while other liabilities such as receipts in advance and unearned revenue would be increased by ~~W~~54,433 million. As a result, total liabilities would be decreased by ~~W~~523,732 million. In relation to these changes in assets and liabilities, retained earnings would be decreased by ~~W~~1,684,701 million.

If the previous standards were applied to the Company’s separate statement of income for the year ended December 31, 2018, revenues would be increased by ~~W~~10,394 million, while commission expenses would be decreased by ~~W~~39,668 million. Operating profit and profit before income tax would be increased by ~~W~~50,062 million. As a result, profit for the period would be increased by ~~W~~39,284 million with increase in income tax expense of ~~W~~10,778 million.

The adoption of K-IFRS No. 1115 did not have material impact on the Company’s separate statement of cash flows for the year ended December 31, 2018.

3.	Changes in accounting policies, Continued

(2) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the separate financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	106	(4,495)
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(79,908)	85,349
Recognition of loss allowances on accounts receivable - trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(58,389)	49,611

i) Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3.	Changes in accounting policies, Continued

(2) K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3.	Changes in accounting policies, Continued

(2) K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	880,583	880,583	—
Short-term financial instruments	Amortized cost	Amortized cost		94,000	94,000	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Accounts receivable - trade	Amortized cost	Amortized cost		1,520,209	1,507,259	(12,950)
Short-term loans	Amortized cost	Amortized cost		54,403	54,403	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		759,720	759,720	—
Accounts receivable - other	Amortized cost	Amortized cost		243,789	243,690	(99)
Accrued revenue	Amortized cost	Amortized cost		659	659	—

				3,600,746	3,587,697	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		382	382	—
Long-term investment securities(*1)	Available-for- sale	FVTPL		75,527	71,138	(4,389)
Long-term investment securities(*2)	Available-for- sale	FVOCI		649,076	654,517	5,441
Long-term loans	Amortized cost	Amortized cost		7,512	7,512	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		41,376	41,376	—
Guarantee deposits	Amortized cost	Amortized cost		173,513	173,513	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,554	21,554	—
Derivative financial assets	Designated as at FVTPL	FVTPL		9,054	9,054	—

				1,221,736	1,222,788	1,052

			~~W~~	4,822,482	4,810,485	(11,997)

3.	Changes in accounting policies, Continued

(2) K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018, Continued.

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~122,910 million were reclassified to financial assets measured at FVTPL which were not qualified to be designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~ (-)106 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~12,188 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~649,076 million were reclassified to equity investments at FVOCI. As a result of this reclassification, as at January 1, 2018, OCI of ~~W~~85,349 million was reclassified to retained earnings and OCI was increased by ~~W~~5,441 million due to the changes in the fair value of these financial assets which were stated at cost under K-IFRS No. 1039. The Company designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable - other of ~~W~~1,003,462 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Company reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

2) Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

3.	Changes in accounting policies, Continued

(2) K-IFRS No. 1109, Financial Instruments, Continued

2) Impairment of financial assets, Continued

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Company recognizes the impairment loss on debt instruments at an amount equal to the lifetime expected credit losses.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3) Hedge accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

3.	Changes in accounting policies, Continued

(3) The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Company’s statement of financial position as of January 1, 2018.

(In millions of won)		December 31, 2017	Adjustments		January 1, 2018
		As reported	K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	~~W~~	3,768,098	1,711,387	(13,049)	5,466,436
Accounts receivable - trade, net		1,520,209	—	(12,950)	1,507,259
Accounts receivable - other, net		1,003,509	—	(99)	1,003,410
Prepaid expenses		121,121	1,711,387	—	1,832,508
Others		1,123,259	—	—	1,123,259
Non-Current Assets:		21,789,424	613,796	1,052	22,404,272
Long-term investment securities		724,603	—	1,052	725,655
Long-term prepaid expenses		25,169	644,749	—	669,918
Deferred tax assets		30,953	(30,953)	—	—
Others		21,008,699	—	—	21,008,699

Total Assets	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

Current Liabilities:		4,767,401	—	—	4,767,401
Contract liabilities		—	37,012	—	37,012
Receipts in advance		76,126	(76,126)	—	—
Unearned revenue		3,705	(3,705)	—	—
Withholdings		517,991	42,819	—	560,810
Others		4,169,579	—	—	4,169,579
Non-Current Liabilities:		5,782,730	601,198	(3,219)	6,380,709
Long-term contract liabilities		—	7,033	—	7,033
Long-term unearned revenue		7,033	(7,033)	—	—
Deferred tax liabilities		—	601,198	(3,219)	597,979
Others		5,775,697	—	—	5,775,697

Total Liabilities	~~W~~	10,550,131	601,198	(3,219)	11,148,110

Share capital		44,639	—	—	44,639
Capital surplus and others		371,895	—	—	371,895
Retained earnings		14,512,556	1,723,985	49,611	16,286,152
Reserves		78,301	—	(58,389)	19,912

Total Shareholders’ Equity	~~W~~	15,007,391	1,723,985	(8,778)	16,722,598

Total Liabilities and Shareholders’ Equity	~~W~~	25,557,522	2,325,183	(11,997)	27,870,708

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in Note 3.

(1) Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

(2) Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4) Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5) Financial assets – Policy applicable from January 1, 2018

1) Classification

The Company classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss,

•	financial assets measured at fair value through other comprehensive income, and

•	financial assets at amortized cost

4.	Significant Accounting Policies, Continued

(5) Financial assets – Policy applicable from January 1, 2018, Continued

1) Classification, Continued

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

The Company reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2) Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. Transaction costs for a financial asset at FVTPL are recognized are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

i) Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Company classifies debt investments into one of the following categories:

(1) Financial assets at amortized cost

A financial asset is classified at amortized cost if it is held within a business model whose objective is to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

4.	Significant Accounting Policies, Continued

(5) Financial assets – Policy applicable from January 1, 2018, Continued

2) Measurement, Continued

i) Debt investments, Continued

(2) Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other than impairment losses and reversals of impairment losses, interest income and foreign exchange gains and losses, changes in fair value are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

(3) Financial assets at fair value through profit or loss(“FVTPL”)

Debt investments that are not classified as amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

ii) Equity investments

The Company subsequently measures all of its equity investments in fair value. For the equity investments held for long term or strategic purposes are designated as FVOCI with change in their fair value recognized in other comprehensive income, and, the amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income on the date that the Company’s right to receive payment is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs.

3) Impairment

The Company estimates the expected credit losses(ECL) for the financial assets that are measured at amortized cost and fair value through other comprehensive income based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

4.	Significant Accounting Policies, Continued

(5) Financial assets – Policy applicable from January 1, 2018, Continued

4) Recognition and derecognition

A regular way purchase or sale of financial assets are recognized and derecognized, as applicable, using trade date accounting or settlement date accounting. A financial assets is derecognized when the contractual rights to the cash flows from the financial assets expire or when the Company transfers substantially all the risks and rewards of ownership of the financial asset.

If the Company retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. In subsequent periods, the entity recognizes any income on the transferred asset and any expense incurred on the financial liability.

5) Offsetting

Financial assets and financial liabilities are offset and presented in net in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A legally enforceable right to set off does not depend on future events and can be enforced in the case of normal course of business, default, insolvency or bankruptcy.

(6) Financial assets – Policy applicable before January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

1) Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

2) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

4.	Significant Accounting Policies, Continued

(6) Financial assets – Policy applicable before January 1, 2018, Continued

3) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

4.	Significant Accounting Policies, Continued

(6) Financial assets – Policy applicable before January 1, 2018, Continued

5) Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

6) De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

4.	Significant Accounting Policies, Continued

(6) Financial assets – Policy applicable before January 1, 2018, Continued

7) Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7) Derivative financial instruments, including hedge accounting

1) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7) Derivative financial instruments, including hedge accounting, Continued

(ii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(8) Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

4.	Significant Accounting Policies, Continued

(8) Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9) Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

4.	Significant Accounting Policies, Continued

(10) Intangible assets, Continued

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

4.	Significant Accounting Policies, Continued

(12) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(13) Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

4.	Significant Accounting Policies, Continued

(13) Leases, Continued

(i)	Finance leases, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(iii)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities as fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash or liabilities assumed) is recognized in profit or loss.

(16) Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

4.	Significant Accounting Policies, Continued

(16) Employee benefits, Continued

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18) Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(19) Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20) Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

4.	Significant Accounting Policies, Continued

(21) Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others, is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22) Revenue - Policy applicable from January 1, 2018

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS from January 1, 2018.

1) Identification of performance obligations in the contract

The Company identifies distinct performance obligations of (1) wireless telecommunications services and (2) selling other goods and services. In the case that the Company provides a wireless telecommunications service and sells a handset together to one customer, the handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. The Company allocates the transaction price based on relative stand-alone selling prices when providing both wireless telecommunication services and handsets together to one customer.

3) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed or the likelihood of the customer redeeming the loyalty points becomes remote. The deferred revenue is included in contract liabilities.

4.	Significant Accounting Policies, Continued

(23) Revenue - Policy applicable before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i) Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii) Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

.4.	Significant Accounting Policies, Continued

(24) Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(25) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

4.	Significant Accounting Policies, Continued

(25) Income taxes, Continued

(ii) Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27) Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing the accompanying separate financial statements.

4.	Significant Accounting Policies, Continued

(27) Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 which will replace the K-IFRS No. 1017 Leases, IFRIC No. 2104 Determining whether an Arrangement contains a Lease, SIC No. 2015 Operating Leases – Incentives and SIC No. 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease, is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted.

The Company will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Company can apply a practical expedient to grandfather their previous assessment of which existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases(lease term ends within 12 months at the commencement date of the lease) or leases of low-value items(assets with a value of KRW 6 million or less). As a practical expedient a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1) A lessee accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initially applying the standard as an adjustment to equity at the date of initial application.(‘Modified retrospective approach’)

The Company plans to apply K-IFRS No.1106 initially on January 1, 2019 using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1106 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Company is assessing the financial impact of the adoption of K-IFRS No. 1116 on its consolidated financial statement. It is impractical to provide a reasonable estimate of the financial impact until the Company completes this analysis.

4.	Significant Accounting Policies, Continued

(27) Standards issued but not yet effective, Continued

1) A lessee accounting - application and financial impacts, Continued

The Company plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Company plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

According to the Company’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Company expects lease expenses to decrease and, depreciation expenses of the right-of-use assets and interest expenses to increase.

2) A lessor accounting - application and financial impacts

The Company expects that financial impact of the lessor accounting is not significant to the separate financial statements due to the lessor accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2017 and 2018 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

2. Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 7. Classes and Types of Shares

The classes of shares to be issued by the Company shall be common shares and preferred shares, both of which shall be in registered form. Share certificates to be issued by the Company shall be in eight denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares (amended on August 14, 1989).

Article 7. Classes of Shares The classes of shares to be issued by the Company shall be common shares and preferred shares (amended on March 26, 2019).

•  To delete the wording with respect to the types of shares in compliance with the mandatory electronic registration under the new laws on the electronic registration of shares and subscription right certificates (the “New Law”).

•  To translate the Chinese words to Korean.

Article 9. No Issuance of Shares Certificates Pursuant to a Shareholder’s request, the Company may not issue share certificates for all or part of the shares owned by such Shareholder.	Article 9. No Issuance of Shares Certificates (deleted on March 26, 2019)	• To delete this Article in compliance with the mandatory electronic registration under the New Law. • To translate the Chinese words to Korean.

<Newly established>

Article 9-2. Electronic Registration of Rights Indicated in Shares and Subscription Rights Certificates

Instead of issuing the share certificates and subscription right certificates, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the shares and subscription right certificates (newly established on March 26, 2019).

• To add this Article in accordance with the New Law.

Article 12. Transfer Agent

(1) The company shall designate a transfer agent (amended on August 14, 1989).

(2) The transfer agent, the location where its services are to be rendered and the scope of its duties shall be determined by the Board of Directors of the Company and shall be publicly announced (amended on August 14, 1989).

	(Same as the present text)	• To translate the Chinese words to Korean.

(3) The Company shall keep the Register of Shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties. The transfer agent shall handle the activities of making entries in the Registry of Shareholders, registering the creation and cancellation of pledges over shares, issuing share certificates, receiving reports and other related business (amended on August 14, 1989).

(4) The procedures for the activities referred to in Paragraph (3) above will comply with the relevant regulations on the Transfer Agent (amended March 23, 2012).

(3) The Company shall keep the Register of Shareholders, or a duplicate thereof, at the location where the transfer agent performs its duties. The transfer agent shall handle the activities of electronic registration, the management of the shareholder list, and other matters related to the stock (amended on March 26, 2019).

(4) (Same as present text)

•  To incorporate making entries in the Registry of Shareholders into electronic registration, and to convert the system of pledges over shares into electronic registration thereof.

•  To translate the Chinese words to Korean.

Article 13. Report of Name, Address and Seal or Signature of Shareholders, etc. (1) (Text omitted) (2) (Text omitted) (3) (Text omitted) (4) (Text omitted)	Article 13. Report of Name, Address and Seal or Signature of Shareholders, etc. (deleted on March 26, 2019)	• To delete this Article as it is no more necessary to report the relevant information of shareholders under the New Law. • To translate the Chinese words to Korean.

Article 17. Applicable Provisions regarding Issuance of Bonds

The provisions of Articles 12 and 13 shall apply mutatis mutandis to the issuance of bonds (amended on March 15, 1996).

(2) (Text omitted)

(3) (Text omitted)

(4) (Text omitted)

	Article 17. Applicable Provisions regarding Issuance of Bonds The provisions of Article 12 shall apply mutatis mutandis to the issuance of bonds (amended on March 26, 2019).	• To revise this Article in accordance with the deletion of Article 13. • To translate the Chinese words to Korean.
<Newly established>

Article 17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants (newly established on March 26, 2019).

• To add this Article in accordance with the New Law. • To translate the Chinese words to Korean.
<Newly established>

Addendum No. 27 (as of March 26, 2019)

Article 1. Date of Effectiveness

These Articles of Incorporation shall take effect as of March 26, 2019. However, the amended provisions of Articles 7, 9, 9-2, 12, 13, 17, 17-3 (except those translated to Korean) shall take effect as of the effective date of the 「Act on Electronic Registration of Stocks, Bonds, Etc.」.

• To add this Addendum No., 27 as a transitional provision in accordance with the effective date of the New Law.

*	In addition to the Articles listed above, all Chinese characters appearing in the current Articles and Provisions will be converted into Korean characters.

3. Ratification of Stock Option Grant

On February 22, 2019, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to grant stock options to the individuals listed below as part of their compensation in order to align the interests of the Company’s management and shareholders in increasing the value of the company. This resolution will be submitted for shareholder approval at the annual general meeting of shareholders to be held on March 26, 2019.

1.	Recipients : Ha, Seong Ho / Ha, Hyung Il / Park, Jin Hyo / Yoon, Poong Young

Recipients	Title	Number of Shares
Ha, Seong Ho	Head of Corporate Relation Center	1,369
Ha, Hyoung Il	Head of Corporate Development Center	1,564
Park, Jin Hyo	Head of ICT R&D Center	1,300
Yoon, Poong Young	Head of Corporate Center	1,244

2.	Share Type : Common Share (treasury shares), balance settlement

3.	Grant Date : February 22, 2019

4.	Total Number of Shares : 5,477 shares

5.	Exercise Period : February 23, 2021 ~ February 22, 2024

6.

Exercise Price : Won 265,260. This price is calculated as the arithmetic mean of the volume weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

7.	Other Noteworthy Matters

a.

The exercise price and the number of shares to be granted may be adjusted pursuant to the stock option grant agreement or by the resolution by the board of directors, if there is a capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the Grant Date

b.	Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

4. Stock Option Grant

In order to align the interests of the management and stakeholders in increasing the value of the company, the company will grant stock options as part of the management remuneration package.

1.	Structure

•	Recipient : Ryu, Young Sang (Executive Director and Head of MNO Business)

•	Share Type : Common Share (treasury shares), balance settlement

•	Grant Date : March 26, 2019

•	Number of Shares : 1,734 shares

•	Exercise Period : March 27, 2021 ~ March 26, 2024

•	Exercise Price : To be calculated from the actual price1) on the grant date

1)	Arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week

2.	Overview of Conditions

•

The exercise price and the number of shares may be adjusted through the stock option grant agreement or the resolution by the board of directors if there is a capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the Grant Date.

•	Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

5. Approval of the Appointment of an Independent Non-Executive Director

Name	Term	Profile	Remarks
☐ Education • B.A. in Business Administration, Seoul National University(’78)

Kim, Seok-Dong	3 years

☐   Career

•  Chairman, JIPYONG Institute of Humanities and Society
(’15 ~ Present)

•  Chairman, Financial Services Commission (’11~ ’13)

•  Vice Minister, Ministry of Finance and Economy (’07~’08)

•  Vice Chairman, Financial Supervisory Commission (’06~’07)

New Appointment

6. Approval of the Appointment of a Member of the Audit Committee

Name	Term	Profile	Remarks
☐ Education • B.A. in Business Administration, Seoul National University(’78)

Kim, Seok-Dong	3 years

☐   Career

•  Chairman, JIPYONG Institute of Humanities and Society
(’15 ~ Present)

•  Chairman, Financial Services Commission (’11~ ’13)

•  Vice Minister, Ministry of Finance and Economy (’07~’08)

•  Vice Chairman, Financial Supervisory Commission (’06~’07)

New Appointment

7. Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2018	Fiscal year 2019
Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: February 25, 2019